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                                                                 Exhibit (a)(11)


FOR IMMEDIATE RELEASE:


                 FIL ACQUISITION CORP. ANNOUNCES COMPLETION OF
                    TENDER OFFER FOR SAGE LABORATORIES, INC.



     SHIPLEY, ENGLAND, June 17, 1998 -- FIL Acquisition Corp., a company formed by Filtronic plc, announces that, based upon a preliminary report from the depositary of its tender offer for all of the outstanding shares of common stock of Sage Laboratories, Inc. (Nasdaq NMS-SLAB) that 1,013,163 shares (constituting approximately 93.4% of the outstanding shares) were tendered pursuant to the offer and delivered in connection with certain separate stockholder agreements prior to 5:00 p.m., New York City time, on June 17, 1998. Of the shares tendered, 15,430 shares were tendered by guaranteed delivery.

     As a result of the consummation of the offer and shares purchased pursuant to separate stockholder agreements, excluding shares tendered by guaranteed delivery, as to which tendering holders have three Nasdaq National Market trading days to submit certificates for, or to effect book-entry transfer of, such shares, FIL Acquisition Corp. presently owns 997,733 shares of Sage Laboratories, Inc. common stock, par value $.10 per share.

     Pursuant to the merger agreement among FIL Acquisition Corp., Sage Laboratories and Filtronic, Sage Laboratories, Inc. will be merged with FIL Acquisition Corp. and each issued and outstanding share, will be converted into the right to receive $17.50 in cash.

     Filtronic plc is a company organized under the laws of England and Wales which designs, manufactures and supplies sophisticated technical computer devices for mobile telecommunication system and supplies RF and microwave components and integrated subsystems for airborne and shipborne electronic warfare and countermeasure systems.

     Sage Laboratories develops, manufactures and distributes electronic systems and sub-systems of specialized microwave components and subsystems used in many applications, including cellular base stations, point-to-point radio limits, satellite communications and radar and weapons guidance.